COLD CAM, INC.

112 North Curry Street

Carson City, NV 89703

June 11, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Attention: Brian Soares

Re:

Cold Cam, Inc.

Registration Statement on Form S-1

Filed January 25, 2013,  as amended

File Number: 333-186197

Sirs,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cold Cam, Inc., a Nevada Corporation (the “Company”) respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 11:00 AM, eastern time, on Thursday, June 14, 2013, or as soon as possible thereafter.

     The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cold Cam, Inc.

/s/ Yonekatsu Kato

By Yonekatsu Kato, President, Director, Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer